Exhibit 99.2

Webus International Limited Announces Closing of Initial Public Offering

Hangzhou, CHINA – February 28, 2025 (GlobeNewswire) — Webus International Limited (the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share (the “Offering Price”) to the public.

The Company's Ordinary Shares began trading on the Nasdaq Capital Market on February 27, 2025, under the ticker symbol “WETO.”

The Company received aggregate gross proceeds of $8,000,000 from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares at the Offering Price, representing 15% of the Ordinary Shares sold in the Offering (the “Over-allotment”).

Assuming that the Over-allotment is exercised, the Company is expected to receive gross proceeds amounting to $9.2 million before deducting underwriting discounts and commissions and estimated offering expenses.

Alexander Capital, L.P. acted as sole bookrunner and co-lead underwriter, Network 1 Financial Securities, Inc. acted as co-lead underwriter and R.F. Lafferty & Co., Inc. acted as co-managing underwriter. VCL Law LLP acted as U.S. securities counsel to the Company, and Loeb & Loeb LLP acted as U.S. securities counsel to the underwriters in connection with the Offering. Ogier (Cayman) LLP acted as counsel to the Company as to Cayman Islands law, and Allbright Law Offices acted as counsel to the Company as to PRC law.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-269684), as amended, and was declared effective by the SEC on February 26, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. A copy of the final prospectus relating to the Offering may be obtained from Alexander Capital L.P., 10 Drs James Parker Boulevard #202, Red Bank, New Jersey 07701, Attention: Equity Capital Markets, or by calling (212) 687-5650 or emailing info@alexandercapitallp.com or by logging on to the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Webus International Limited

Webus International Limited is a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs worldwide.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury chartered services for both leisure and business travelers. Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve.. For more information, please visit our website at www.webus.vip or www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its common stock on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com

Underwriter Inquiries:

Alexander Capital L.P.

Jonathan Gazdak, Managing Director

10 Drs James Parker Boulevard #202,

Red Bank, NJ 07701

+1 (212) 687-5650

Email: info@alexandercapitallp.com